GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Exemption No. 82-4962

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel : 03-261 2288, 202 2288 Fax : 03-261 5304 Telex : MA 30022

RECEIVED
2004 DEC 16 P 12: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

15 December 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

04046850

BY FAX # 001-202-942-9525

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Genting Oil & Gas Limited (":GOGL") - Production Sharing Contract between Genting Oil Natuna Pte Ltd, a wholly-owned subsidiary of GOGL and BPMIGAS for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

WILLIAM CHUA
Assistant Company Secretary

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

12/21

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Form Version 2.0

General Announcement

Ownership transfer to **GENTING/EDMS/KLSE** on **14/12/2004 12:12:46 PM**
Reference No **GG-041214-71A16**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

GENTING OIL & GAS LIMITED ("GOGL") - PRODUCTION SHARING CONTRACT BETWEEN GENTING OIL NATUNA PTE. LTD., A WHOLLY-OWNED SUBSIDIARY OF GOGL, AND BPMIGAS

* **Contents :-**

Genting Oil & Gas Limited ("GOGL"), a subsidiary of Genting Berhad, is pleased to announce that its wholly-owned subsidiary Genting Oil Natuna Pte. Ltd. ("GONPL") has signed a 30-year Production Sharing Contract ("PSC") with BPMIGAS on 12th December 2004 for the Northwest Natuna Block in West Natuna, Indonesia.

GONPL will operate and hold a 100% interest in the Northwest Natuna PSC. The work programme for the first three years of the exploration period will include the acquisition of new 3D seismic data and the drilling of one exploration well.

The Northwest Natuna Block covers an area of over 2,300 square kilometers and is located within an oil and gas-prone area immediately to the north of the producing Anoa oil and gas field. A pipeline supplying gas to Singapore originates at the Anoa Field some 7 kilometers to the south of the Northwest Natuna Block.

GOGL is pleased to be able to undertake further exploration activities in Indonesia following the signing of the Anambas PSC with another wholly-owned subsidiary, Sanyen Oil & Gas Ltd, in June 2004.

Notes: BPMIGAS is the Executive Agency for Upstream Oil and Gas Business in Indonesia

Yours faithfully
GENTING BERHAD

QUAH CHEK TIN
Exceutive Director

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: